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                                                                   Exhibit 10(g)



September 25, 2001

Mr. Douglas C. Saunders
3300 Highway No. 7
Suite 904
CONCORD ON L4K 4M3

Dear Doug:

                            Re: Retirement Agreement

This will confirm the terms of your retirement compensation following the termination of your employment effective September 30, 2001.

The following terms are intended to replace and to be in substitution for the respective rights and obligations of yourself and InterTAN, Inc. under the Company's Deferred Compensation Plan and your Plan Agreement dated November 10, 1997, and the Addendum thereto dated September 12, 2000.

Effective October 1, 2001, you will be entitled to receive the sum of $710,000.00 (US) payable in 120 equal monthly instalments beginning on November 1, 2001 and ending on October 1, 2011. In the event of your death prior to October 1, 2011, the remaining monthly payments will be made to your spouse or to such other person or persons as you may designate in a beneficiary designation form filed with the Organization and Compensation Committee of InterTAN, Inc.

So long as you are receiving retirement benefits, you may participate at your expense in any group insurance or group benefit plans maintained by InterTAN, Inc. or InterTAN Canada Ltd. for its employees, provided that the terms of such plan or plans permit you to participate and, subject always to the terms of such plan or plans.

You agree that so long as you are receiving benefits under this agreement, whether in Canada, or in any other country in which InterTAN, Inc. carries on business you will not, without the prior written consent of InterTAN Inc.:

     (a) be employed or engaged by or in any way participate in the ownership, management, direction or control or provide, directly or indirectly, any services to: (i) any competitor whose primary business is the retail sale of consumer electronics and related products or services; or (ii) any major supplier of products or services offered for retail sale by InterTAN, Inc. or InterTAN Canada Ltd.;


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                                      -2-

     (a) with the exception of James G. Gingerich, recruit, hire or become involved in any form of business association with any employee of InterTAN, Inc. or InterTAN Canada Ltd. nor any person who has been an employee within the period of 12 months preceding such recruitment, hiring or association.

You agree that any violation of the foregoing covenants will result in the immediate cessation of the retirement benefits to be paid to you under this agreement. Furthermore, InterTAN, Inc. will have the right to recover from you any benefits paid to you during any period of time when you were in breach of any one or more of the foregoing covenants.

Please signify your acceptance of the foregoing by signing and returning the enclosed copy of this letter where indicated below.

Yours very truly, InterTAN, Inc.

/s/ Brian E. Levy

by: Brian E. Levy
President & Chief Executive Officer

                                     ******


Accepted and agreed to on September 27, 2001.


      /s/ Jeffrey A. Losch                  /s/ Douglas C. Saunders
-----------------------------------     --------------------------------
Witness                                 Douglas C. Saunders